SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549


Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)




                 KEY TRONIC CORPORATION
(Name of Issuer)

             Common Stock, par value $0.01 per share
(Title of Class of Securities)

                      493144109
(CUSIP Number)



Check the following box if a fee is being paid with this
statement.     (A fee is not required only if the filing person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Page 1 of 5 Pages



(Continued on following page(s))
Page 2 of 5 Pages

CUSIP NO. 493144109

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Zesiger Capital Group LLC
     Tax Id. No. 13-3813880


2.   Check the Appropriate Box if a Member of a Group*

     (a)
              N/A
     (b)

3.   SEC Use Only


4.   Citizenship or Place of Organization

     New York, New York


Number            5.   Sole Voting Power         639,000
of
Shares            6.   Shared Voting Power            N/A
Beneficially
Owned by Each     7.   Sole Dispositive Power    873,000
Reporting
Person With       8.   Shared Dispositve Power        N/A



9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     873,000


10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

     N/A

11.  Percent of Class Represented by Amount in Row (9)

     10.2%

12.  Type of Reporting Person*

     Investment Adviser (IA)


                       Page 3 of 5 Pages

Item 1.

     (a) Name of Issuer:

              Key Tronic Corporation

     (b) Address of Issuer's Principal Executive Office:

              4424 N. Sullivan Road
              Spokane, Washington  99216


Item 2. (a), (b) and (c) Name of Persons Filing, Address of Principal Business Office and Citizenship:

         Zesiger Capital Group LLC
         320 Park Avenue, 30th Floor
         New York, New York  10022

         New York

     (d) Title of Class of Securities:

              Common Stock

     (e) CUSIP number:

              493144109




Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a(n):

          X Investment Advisor registered under section 203 of the Investment Advisors Act of 1940








                     Page 4 of 5 Pages


Item 4.  Ownership

         (a)  Amount Beneficially Owned

              873,000

         (b)  Percent of Class

              10.2%

         (c)  Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote

                  639,000

              (ii)shared power to vote or to direct the vote

                  N/A

              (iii)sole power to dispose or to direct the disposition

                  873,000

              (iv)shared power to dispose or to direct the disposition of

                  N/A

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Clients for whom Zesiger Capital Group LLC acts as investment adviser may withdraw dividends or the proceeds of sales from the accounts managed by Zesiger Capital Group LLC. No single client account owns more than 5% of the class of securities.






                  Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         N/A

Item 8.  Identification and Classification of Members of the Group

         N/A


Item 9.  Notice of Dissolution of Group

         N/A

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of businesss and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                         SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               March 7, 1996
                           Date

                           /s/ Barrie R. Zesiger